Hi Renee-

I hope you are having a great holiday season!

I just wanted to reach out and give you an update on some of our progress. There are several noteworthy things

1) We generated $21000 MRR in December and anticipate being at $40000 MRR by the end of Q1

2) We brought on an AI scientist who has been building his own cybersecurity AI tool for the past year and a half. He is working on creating an onboarding assessment to collect data on shoppers' needs budget and regulatory requirements. We believe that we will be able to monetize this data in year 2 and sell it to cybersecurity researchers and investors.

3) We are now up to 9 customers on the platform. We have also worked with both BSides and the NatSecGirlSquad conferences to build the CTFs for their events.

4) We just signed a partnership agreement with the Cybersecurity Defense Ecosystem which is made up of 5300+ MSSPs. They have been looking for a faster way to evaluate new tools and are leveraging our World Hacker Games event and marketplace demos to help them with this. The benefit for vendor customers is the opportunity to showcase the viability of their tool in front of a large group of MSSPs interested in purchasing their products. This partnership will kick off in January and anticipate that we will be able to bring immense value to our vendor customers in helping them land more enterprise contracts in a much shorter period of time.

5) Our HACKERverse community is up to almost 4500 members.

Because of our community size and name brand recognition within the ethical hacker community, we will be launching a WeFunder campaign in mid-January and anticipate successfully raising at least $150,000, which will allow us to complete our marketplace build and ready our product for a seed round raise in March. I already have several investors interested in joining that institutional round.

I would love to have you on board our WeFunder round as a notable investor. The minimum threshold for this is $5,000. If this is of interest to you, I'd love to connect over the next two weeks.